[Coffeyville Resources Letterhead]

July 6, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Tangela Richter
Melinda Kramer

Re:	Coffeyville Resources, Inc.
Registration Statement on Form S-
SEC File No. 333-122749 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Coffeyville Resources, Inc. (the “Company”) hereby applies for the withdrawal of the Registration Statement, together with all exhibits and amendments thereto. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2005 and amended on April 15, 2005.

The subsidiaries that would have been contributed to the Company by Coffeyville Group Holdings, LLC prior to the offering contemplated by the Registration Statement have been acquired by a third party. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (212) 832-3300 or Russell W. Parks, Esq. at Akin Gump Strauss Hauer & Feld LLP, outside counsel to the Company, at (202) 887-4000.

Very truly yours,

/s/ Philip L. Rinaldi

Philip L. Rinaldi
Chief Executive Officer